CUSIP No. 60461S104    Schedule 13D      Page 2 of 4 Pages

1.      Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

   Alan D. Kruse..........................................

2.      Check the Appropriate Box if a Member of a Group:
(a)     Not applicable.......................................

(b)     Not applicable.......................................

3.      SEC Use Only ................................................

4.      Source of Funds ...[PF]..............................

5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e): .....Not applicable.............

6.      Citizenship or Place of Organization ..USA...................

Number of       7. Sole Voting Power...1,735,298........................
Shares Bene-
ficially owned  8. Shared Voting Power....0..........................
by Reporting    9. Sole Dispositive Power ......1,735,298...............
Person With
     10. Shared Dispositive Power .......0................

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
...1,735,298.............

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
......[  ]................

13.     Percent of Class Represented by Amount in Row (11)...9.8% ......

14.     Type of Reporting Person...[IN]................

Item 1. Security and Issuer

This statement on Schedule 13D (this "Statement") relates to the common stock, is being filed with respect to Common Stock, $0.15 par value per share
(the "Common Stock") of the Issuer.


Item 2. Identity and Background

This Statement is being filed by Reverend Alan D. Kruse, the inventor of a Probiotic System and Aquaculture Devices. Reverend Kruse has other devices and processes in development in the fields of Biofuels, Water Purification, and Agricultural Production. His address is 2082 Salto Dr., Hacienda Heights, CA 91745. During the five years preceding the filing of this Statement, the "Reporting Person", "Reverend Alan D. Kruse," or alternatively "Mr. Kruse;" has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. Reverend Alan D. Kruse is a natural born citizen of the United States of America; born on October 11, 1956 in Mt. Lebanon, Pennsylvania, at St. Clair Memorial Hospital. He was ordained in California by the Universal Life Church in 2004.

CUSIP No. 60461S104           Schedule 13D             Page 3 of 4 Pages

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock referred to in Item 5 (the "Shares") were purchased by Reverend Kruse on the open market. No Shares were purchased with borrowed funds.

Item 4. Purpose of Transaction

Mr. Kruse has purchased the shares with the intent of accessing the capital markets and promoting his invention technology. He currently has no affiliation with the management of the Company. Mr. Kruse is concerned with the valuation of the shares and the current financial condition of the Corporation. While
Mr. Kruse may, in fact seek influence and control of the issuer, no such agreements have been addressed by the major holders or Directors of the company. Mr. Kruse has attempted to contact some of the Directors (as identified in recent filings) with his proposals, however no responses have been recieved.
Mr. Kruse is concerned regarding the absence of current filings for the company.

Mr. Kruse believes that the majority of the shares are held by the public in general. Mr. Kruse is seeking contact with the Board of Directors, if one exists, or a consolidation of the available shares to elect a new Board and pursue new business ventures under the direction of such persons.

The Reporting Person is filing this Statement so that he will be free to pursue a broad variety of activities with respect to the Issuer, including without limitation communicating with management of the Issuer, other shareholders and third parties about the possibility of a sale of the Issuer or all or substantially all of the Issuers assets or business to another company.
Mr. Kruse is researching and considering such combinations as Partnerships, Limited Partnerships, Stockholders Associations, and Corporations as forms of existence, and is open to negotiations with respect to such definitions.

Depending upon, among other things, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer and its businesses, the reaction that the Reporting Person receives in any communications he may have with management, other shareholders and third parties, other investment opportunities available to the Reporting Person and the funds and accounts he manages, conditions in the securities markets, general economic conditions and other factors that the Reporting Person deems relevant, the Reporting Person may from time to time
(i) acquire additional shares of Common Stock or sell shares of Common Stock in the open market, in privately negotiated transactions or otherwise;
(ii) propose a sale or other business combination or extraordinary transaction relating to the Issuer;
(iii) nominate directors or make proposals for consideration at the Issuers annual meeting and solicit proxies in connection therewith;
(iv) propose any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in clauses (a) through (j) of Item 4 of Schedule 13D; or (v) any combination of the foregoing.


There can be no assurance that the Reporting Person will or will not pursue any of the matters set forth above or as to the timing or manner in which he will or will not pursue any of such matters. The Reporting Person reserves the right, at any time and in his sole discretion, to decide to pursue or not to pursue any of such matters.

Item 5. Interest in Securities of the Issuer

(a) Prior to April 9, 2009, The Reprting Person owned less than 5% of the outstanding shares of the common stock of the issuer, and was not required to become a Reporting Person. From April 9, 2009 until April 17, 2009, the Reporting Person acquired an additional 955,000 shares on the open market requiring the filing of an ownership statement.


(b) The number of shares as to which the Reporting Person has:

Sole power to vote or direct the vote:                1,735,298
Shared power to vote or direct the vote:                 -0-
Sole power to dispose or direct the disposition:      1,735,298
Shared power to dispose or direct the disposition:       -0-
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.

CUSIP No. 60461S104          Schedule 13D               Page 4 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer   Not applicable.

Item 7.  Material to be Filed as Exhibits.   N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 2009

/s/ Alan D. Kruse

Name:  Alan D. Kruse